                                                    Filed Pursuant to Rule 424b2
                                                      Registration No. 333-68446

         Prospectus Supplement to Prospectus dated September 4, 2001.

                            5,500,000 Common Units

                    Representing Limited Partner Interests

                      Plains All American Pipeline, L.P.

                                ---------------

    The common units represent limited partner interests in Plains All American Pipeline, L.P. The common units are listed on the New York Stock Exchange under the symbol "PAA." The last reported sale price of our common units on August 15, 2002 was $23.55 per common unit.

    See "Risk Factors" beginning on page S-7 of this prospectus supplement and on page 2 of the accompanying prospectus to read about important risks that you should consider before buying the common units.

                                ---------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                                       Per
                                                                   Common Unit    Total
                                                                   ----------- ------------
Initial price to public...........................................   $23.50    $129,250,000
Underwriting discount.............................................   $ 1.00    $  5,500,000
Proceeds, before expenses, to Plains All American Pipeline, L.P. .   $22.50    $123,750,000

    To the extent that the underwriters sell more than 5,500,000 common units, the underwriters have the option to purchase up to an additional 825,000 common units from Plains All American Pipeline, L.P. at the initial price to public less the underwriting discount.

                                ---------------

    The underwriters expect to deliver the common units against payment in New York, New York on August 21, 2002.
Goldman, Sachs & Co.
          Lehman Brothers
                       Salomon Smith Barney
                                    UBS Warburg
                                                A.G. Edwards & Sons, Inc.
                                                            Wachovia Securities

                                ---------------

                 Prospectus Supplement dated August 15, 2002.

                               TABLE OF CONTENTS

                                                           Page No.
                                                           --------
             Prospectus Supplement
             PLAINS ALL AMERICAN PIPELINE, L.P............    S-1
             RECENT DEVELOPMENTS..........................    S-4
             THE OFFERING.................................    S-6
             RISK FACTORS.................................    S-7
             USE OF PROCEEDS..............................    S-7
             PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS    S-8
             CAPITALIZATION...............................    S-9
             TAX CONSIDERATIONS...........................   S-10
             UNDERWRITING.................................   S-11
             LEGAL MATTERS................................   S-13
             EXPERTS......................................   S-13
             WHERE YOU CAN FIND MORE INFORMATION..........   S-14

             Prospectus
             ABOUT THIS PROSPECTUS........................      i
             WHERE YOU CAN FIND MORE INFORMATION..........     ii
             FORWARD-LOOKING STATEMENTS...................    iii
             WHO WE ARE...................................      1
             RISK FACTORS.................................      2
             USE OF PROCEEDS..............................     10
             RATIOS OF EARNINGS TO FIXED CHARGES..........     10
             DESCRIPTION OF OUR DEBT SECURITIES...........     11
             DESCRIPTION OF OUR COMMON UNITS..............     19
             CASH DISTRIBUTION POLICY.....................     20
             DESCRIPTION OF OUR PARTNERSHIP AGREEMENT.....     22
             TAX CONSIDERATIONS...........................     26
             SELLING UNITHOLDERS..........................     40
             PLAN OF DISTRIBUTION.........................     41
             LEGAL MATTERS................................     42
             EXPERTS......................................     42

                               -----------------

                  IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

    This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

    If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the common units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or in the documents incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

    The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

                      PLAINS ALL AMERICAN PIPELINE, L.P.

    We are a publicly traded Delaware limited partnership engaged in interstate and intrastate marketing, transportation and terminalling of crude oil and marketing of liquefied petroleum gas, or LPG. We have an extensive network of pipeline transportation, storage and gathering assets in key oil producing basins and at major market hubs in the United States and Canada. Several members of our existing management team founded this midstream crude oil business in 1992, and we completed our initial public offering in 1998. Our EBITDA, excluding the impact of unusual and non-recurring items and the impact of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, has increased from $1.8 million in 1993 to $118.4 million for the twelve months ended June 30, 2002. EBITDA means earnings before interest, taxes, depreciation and amortization.

    Our operations are concentrated in Texas, California, Oklahoma and Louisiana and in the Canadian provinces of Alberta, Saskatchewan and Manitoba and can be categorized into two primary business activities:

  . Pipeline Operations. We own and operate over 5,500 miles of gathering and mainline crude oil pipelines located throughout the United States and Canada. Our activities from pipeline operations generally consist of transporting crude oil for a fee.

  . Gathering, Marketing, Terminalling and Storage Operations. We own and operate approximately 21.3 million barrels of above-ground crude oil terminalling and storage facilities, including a state-of-the-art, crude oil terminalling and storage facility at Cushing, Oklahoma. Cushing is the largest crude oil trading hub in the United States, which we refer to in this prospectus supplement as the Cushing Interchange, and the designated delivery point for New York Mercantile Exchange, or NYMEX, crude oil futures contracts. Our terminalling and storage operations generate revenue through a combination of storage and throughput charges to third parties. We also utilize our storage tanks to counter-cyclically balance our gathering and marketing operations and to execute different hedging strategies to stabilize profits and reduce the negative impact of crude oil market volatility. Our gathering and marketing operations include:

           . the purchase of crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities;

           .   the transportation of crude oil on trucks, barges or pipelines;

           . the subsequent resale or exchange of crude oil at various points along the crude oil distribution chain; and

           . the purchase of LPG from producers, refiners and other marketers, and the sale of LPG to end users and retailers.

    For the six months ended June 30, 2002, we gathered from producers, using our assets or third-party assets, approximately 405,000 barrels of crude oil per day. In addition, we purchased in bulk, primarily at major trading locations, approximately 67,000 barrels of crude oil per day. Our revenues reflect the sale of these barrels plus the sale of additional barrels exchanged through buy/sell arrangements entered into to enhance the margins of the gathered and bulk purchased crude oil.

    For the six months ended June 30, 2002 and the year ended December 31, 2001, we reported net income of $31.2 million and $44.2 million, respectively. Excluding the impact of unusual and non-recurring items and the impact of SFAS 133, net income for the same periods would have been $33.0 million and $56.2 million, respectively. Cash flow from operations (net income plus noncash items), excluding the impact of unusual and non-recurring items and the impact of SFAS 133, for the six months ended June 30, 2002 and for the year ended December 31, 2001, was $47.1 million and $80.5 million, respectively. EBITDA, excluding the impact of unusual and non-recurring items and the impact of SFAS 133, for the same periods was $59.9 million and $109.6 million, respectively.

Business Strategy

    Our business strategy is to capitalize on the regional crude oil supply and demand imbalances that exist in the United States and Canada by combining the strategic location and unique capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow.

    We intend to execute our business strategy by:

  . increasing and optimizing throughput on our existing pipeline and gathering assets and realizing cost efficiencies through operational improvements;

  . utilizing and expanding our Cushing Terminal and our other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials;

  . selectively pursuing strategic and accretive acquisitions of crude oil transportation assets, including pipelines, gathering systems, terminalling and storage facilities and other assets that complement our existing asset base and distribution capabilities; and

  . optimizing and expanding our Canadian operations in order to take advantage of anticipated increases in the volume and qualities of crude oil produced in, and exported from, Canada.

Financial Strategy

Targeted Credit Profile

    We believe that a major factor in our continued success will be our ability to maintain a low cost of capital and access to the capital markets. Since our initial public offering in 1998, we have consistently communicated to the financial community our intention to maintain a strong credit profile that we believe is consistent with our goal of achieving and maintaining an investment grade credit rating. We have targeted a general credit profile with the following attributes:

  . an average long-term debt-to-total capitalization ratio of approximately 60% or less;

  .   an average long-term debt-to-EBITDA ratio of approximately 3.5x or less;
      and

  . an average EBITDA-to-interest coverage ratio of approximately 3.3x or better.

    As of June 30, 2002, we were within our targeted credit profile. In order for us to maintain our targeted credit profile and achieve growth through acquisitions, we intend to fund acquisitions using approximately equal proportions of equity and debt. Because it is likely that acquisitions will initially be financed using debt and because it is difficult to predict the actual timing of accessing the market to raise equity, from time to time we may be temporarily outside the parameters of our targeted credit profile.

Rating Agencies Update

    On June 27, 2002, Standard & Poor's placed us on CreditWatch with positive implications. The CreditWatch listing followed the announcement by Plains Resources Inc., which owns an aggregate of 29% of our partnership interests, that it is spinning off substantially all of its oil and natural gas exploration and production assets. Historically, Standard & Poor's had constrained our credit rating to a level no higher than one level above Plains Resources' credit rating. In its press release, Standard & Poor's noted that once the proposed spin-off occurs, the constraint on our credit rating will be lifted and we will likely be upgraded to an investment grade rating. Our current rating with Moody's Investors Service is Ba2 with a positive outlook.

Competitive Strengths

    We believe that the following competitive strengths position us to successfully execute our business strategy:

  . Our business activities are counter-cyclically balanced. We believe that our terminalling and storage activities and our gathering and marketing activities are counter-cyclical. We believe that this balance of activities, combined with the long-term nature of our pipeline transportation contracts, has a stabilizing effect on our cash flow from operations.

  . Our pipeline assets are strategically located and have additional capacity. Our primary crude oil pipeline transportation and gathering assets are located in prolific oil producing regions and are connected, directly or indirectly, with our terminalling and storage assets that service major North American refinery and distribution markets, where we have strong business relationships. These assets are strategically positioned to maximize the value of our crude oil by transporting it to major trading locations and premium markets. Our pipeline networks currently possess additional capacity that can accommodate increased demand.

  . Our Cushing Terminal is strategically located, operationally flexible and readily expandable. Our Cushing Terminal interconnects with the Cushing Interchange's major inbound and outbound pipelines, providing access to both foreign and domestic crude oil. Our Cushing Terminal is the most modern large-scale terminalling and storage facility at the Cushing Interchange, incorporating (1) operational enhancements designed to safely and efficiently terminal, store, blend and segregate large volumes and multiple varieties of crude oil and (2) extensive environmental safeguards. Collectively, our recently completed Phase II expansion project, which became operational in July 2002, and our Phase III expansion project, which we expect to be operational in January 2003, will increase the total capacity of our Cushing Terminal by approximately 71% to approximately 5.3 million barrels. In addition, we believe that the facility can be further expanded to meet additional demand should market conditions warrant.

  . We possess specialized crude oil market knowledge. We believe our business relationships with participants in all phases of the crude oil distribution chain, from crude oil producers to refiners, as well as our own industry expertise, provide us with an extensive understanding of the North American physical crude oil markets.

  . We have the financial flexibility to continue to pursue expansion and acquisition opportunities. We believe we have significant resources to finance strategic expansion and acquisition opportunities, including our ability to issue additional partnership units and to borrow under our bank credit facility. Upon the completion of this offering, the availability under our revolving credit facility will be approximately $244 million.

  . We have an experienced management team whose interests are aligned with those of all of our unitholders. Our executive management team has an average of more than 20 years industry experience, with an average of over 15 years with us or our predecessors and affiliates. Members of our senior management team own a 4% interest in our general partner and through restricted unit grants and options, own significant contingent equity incentives that vest only if we achieve specified performance objectives. In addition, our senior management team collectively owns approximately 300,000 common and subordinated units.

                              RECENT DEVELOPMENTS

Distribution Increase

    On July 23, 2002, we announced a second quarter distribution of $0.5375 per unit, an increase of $0.0125 per unit over the distribution for the first quarter. The distribution was paid on August 14, 2002 to holders of record at the close of business on August 5, 2002. This distribution increase represents the fifth distribution increase in the last six quarters. Effective with this second quarter distribution, we have raised our annualized distribution to unitholders by a total of $0.35 per unit, or 19% above our minimum quarterly distribution of $1.80 per unit, since our initial public offering in 1998.

Acquisitions

Shell Pipeline Company LP and Equilon Enterprises LLC

    On August 1, 2002, we acquired interests in approximately 2,000 miles of gathering and mainline crude oil pipelines and approximately 8.7 million barrels (net to our interest) of above-ground crude oil terminalling and storage assets in West Texas from Shell Pipeline Company LP and Equilon Enterprises LLC, which we refer to collectively as Shell. The primary assets included in the transaction are interests in the Basin Pipeline System, the Permian Basin Gathering System and the Rancho Pipeline System. The total purchase price of $322.7 million consisted of (i) $304.0 million in cash, which was borrowed under our revolving credit facility, (ii) approximately $9.1 million related to the settlement of pre-existing accounts receivable and inventory balances and (iii) approximately $9.6 million of estimated transaction and closing costs.

    The acquired assets are primarily fee-based mainline crude oil pipeline transportation assets that gather crude oil in the Permian Basin and transport that crude oil to major market locations in the Mid-Continent and Gulf Coast regions. The Permian Basin has long been one of the most stable crude oil producing regions in the United States, dating back to the 1930s. The acquired assets fit well with our existing asset infrastructure in West Texas and represent a valuable transportation link to Cushing, Oklahoma, where we are a leading provider of storage and terminalling services. In addition, we believe that the Basin Pipeline System is poised to benefit from potential shut-downs of refineries and other pipelines due to the shifting market dynamics in the West Texas area. We believe that the Shell acquisition will have the following impact on us:

  .   increase pipeline transportation volumes by approximately 90%;

  .   increase crude oil storage capacity owned by approximately 70%;

  .   increase miles of pipelines owned by approximately 50%; and

  .   increase physical barrels handled by approximately 40%.

    Additional information regarding the Shell acquisition, including pro forma financial information and historical financial information regarding the acquired business, may be found in our Current Report on Form 8-K filed August 9, 2002.

Coast Energy Group and Lantern Petroleum

    In March 2002, we completed the acquisition of substantially all of the domestic crude oil pipeline, gathering and marketing assets of Coast Energy Group and Lantern Petroleum, divisions of Cornerstone Propane Partners, L.P., for approximately $7.6 million in cash net of liabilities assumed and including transaction costs. The principal assets acquired are located in West Texas and include several gathering lines, crude oil contracts and a small truck and trailer fleet.

Butte Pipe Line Company

    In February 2002, we acquired an approximate 22% equity interest in Butte Pipe Line Company from Murphy Ventures, a subsidiary of Murphy Oil Corporation. The total cost of the acquisition, including various transaction and related expenses, was approximately $8.0 million. Butte Pipe Line Company owns the 373-mile Butte Pipeline System, principally a mainline crude oil transmission system, that runs from Baker, Montana to Guernsey, Wyoming. The Butte Pipeline is connected to the Poplar Pipeline System, which in turn is connected to the Wascana Pipeline System that is 100% wholly owned by us. We believe these pipeline systems will play an important role in moving increasing volumes of Canadian crude oil into markets in the United States.

General

    Consistent with our acquisition strategy, we are continuously engaged in discussions with potential sellers regarding the possible purchase by us of midstream crude oil assets. Such acquisition efforts involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as "auction" processes as well as situations where we believe we are the only party or one of a very limited number of potential buyers in negotiations with the potential seller. We can give you no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us. Since 1998, we have announced and completed 12 acquisitions for an aggregate purchase price of $1.1 billion.

Cushing Terminal Expansion

    On July 1, 2002, we placed in service approximately 1.1 million barrels of tank capacity associated with our Phase II expansion of the Cushing Terminal, raising the facility's total storage capacity to approximately 4.2 million barrels. In addition, we currently estimate that our Phase III expansion, an additional 1.1 million barrels of tank capacity, will be completed in late 2002 or early 2003. Giving effect to these two expansions, the capacity of the Cushing Terminal will increase approximately 71% to a total of approximately
5.3 million barrels. Upon completion of the Phase III expansion project, the Cushing Terminal will consist of fourteen 100,000 barrel tanks, four 150,000 barrel tanks and twelve 270,000 barrel tanks, all of which are used to store and terminal crude oil.

Credit Facility Amendment

    On July 2, 2002, we amended our senior secured credit facility. The amendment allows us to increase the size of our credit facility from $979 million to $1.13 billion and allows us to issue up to $400 million of senior unsecured notes. As amended, our senior secured credit facility consists of:

  . a letter of credit and hedged inventory facility of up to $350 million (with current lender commitments totaling $200 million) maturing in April 2005;

  . revolving credit facilities with a combined borrowing capacity of $480 million maturing in April 2005;

  .   a $99 million term loan maturing in 2006; and

  .   a $200 million term loan maturing in 2007.

                                 THE OFFERING

Common units we are offering  5,500,000 common units; 6,325,000 common units if the underwriters exercise their over-allotment option in full.

Units to be outstanding
  after this offering.......  37,415,939 common units if the underwriters do not exercise their over-allotment option and 38,240,939 common units if the underwriters exercise their over-allotment option in full;

                              1,307,190 Class B common units; and

                              10,029,619 subordinated units.

Cash distributions..........  Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as "available cash," and we define its meaning in our partnership agreement.

                              On July 23, 2002, we declared a quarterly cash distribution for the second quarter of 2002 of $0.5375 per common unit, or $2.15 per common unit on an annualized basis. Under the quarterly incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.450 per common unit, 25% of amounts we distribute in excess of $0.495 per common unit and 50% of amounts we distribute in excess of $0.675 per common unit. For a description of our cash distribution policy, please read "Cash Distribution Policy" in the accompanying prospectus.

Subordination period........  During the subordination period, common units are entitled to receive a minimum quarterly
                              distribution of $0.45 per unit, plus arrearages from any prior quarters, before any distributions are paid on our subordinated units. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2003. When the subordination period ends, all remaining subordinated units will convert into common units, and the common units will no longer be entitled to arrearages.

Early conversion of
  subordinated units........  If we meet the financial tests in the partnership agreement for any quarter ending on or after December 31, 2002, 25% of the subordinated units will convert into common units.

Estimated ratio of taxable
  income to distributions...  We estimate that if you own the common units you purchase in this offering through December 31, 2004, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read "Tax Considerations" in this prospectus supplement for the basis of this estimate.

New York Stock Exchange
  symbol....................  PAA.

                                 RISK FACTORS

    You should read carefully the discussion of the material risks relating to an investment in the common units offered by Plains All American Pipeline, L.P. set forth below and under the caption "Risk Factors" beginning on page 2 of the accompanying prospectus, as well as those risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002, which are incorporated by reference.

Recent Disruptions in Industry Credit Markets

    As a result of business failures, revelations of material misrepresentations and related financial restatements by several large, well-known companies in various industries over the last nine months, there have been significant disruptions and extreme volatility in the financial markets and credit markets. Because of the credit intensive nature of the energy industry and troubling disclosures by several large, diversified energy companies, the energy industry has been especially impacted by these developments, with the rating agencies downgrading a number of large, energy related companies. Accordingly, in this environment we are exposed to an increased level of direct and indirect counter-party credit and performance risk. We believe we have made appropriate modifications to credit arrangements with certain of our counter-parties that have been adversely affected by these recent events. However, there can be no assurance that we have adequately assessed the credit worthiness of our existing or future counter-parties or that there will not be an unanticipated deterioration in their credit worthiness, which could have an adverse impact on us.


                                USE OF PROCEEDS

    The net proceeds of this offering, including our general partner's proportionate capital contribution, will be approximately $126.1 million after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of this offering to repay indebtedness outstanding under our revolving credit facility. Indebtedness under our revolving credit facility, which matures in April 2005, was $361.7 million as of August 15, 2002 and had a weighted average annual interest rate of 4.7%, without giving effect to interest rate hedges.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

    As of August 15, 2002, there were 31,915,939 common units outstanding, held by approximately 17,000 holders, including common units held in street name. The common units are traded on the NYSE under the symbol "PAA." An additional 1,307,190 Class B units are outstanding. The Class B units are held by an affiliate of Plains Resources and are pari passu with and have economic terms substantially similar to the common units but are not publicly traded. The Class B units may be converted at the option of the holder into an equal number of common units if specified conditions are met.

    The following table sets forth, for the periods indicated, the high and low sales prices for the common units, as reported on the NYSE Composite Transactions Tape, and quarterly declared cash distributions per common unit. The last reported sale price of common units on the NYSE on August 15, 2002 was $23.55 per unit.

                                                 Price Range      Cash
                                                ------------- Distributions
                                                 High   Low     per Unit
                                                ------ ------ -------------
    2000
       First Quarter........................... $16.56 $13.00    $0.4500
       Second Quarter..........................  18.63  15.25     0.4625
       Third Quarter...........................  19.75  18.00     0.4625
       Fourth Quarter..........................  20.06  18.00     0.4625
    2001
       First Quarter........................... $23.63 $19.06    $0.4750
       Second Quarter..........................  28.00  22.15     0.5000
       Third Quarter...........................  29.65  23.10     0.5125
       Fourth Quarter..........................  28.00  24.35     0.5125
    2002
       First Quarter........................... $26.79 $23.60    $0.5250
       Second Quarter..........................  27.30  24.60     0.5375
       Third Quarter (through August 15, 2002).  26.38  19.54         (1)

--------
(1) The distribution for the third quarter of 2002 has not yet been declared or paid.

                                CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2002 on
(1) a historical unaudited basis, (2) a pro forma basis to give effect to the Shell acquisition, and (3) a pro forma as adjusted basis to give further effect to the sale of the common units offered by this prospectus supplement and the application of the proceeds from the sale of the common units and our general partner's proportionate capital contribution, net of offering expenses. You should read our financial statements and notes that are incorporated by reference into this prospectus supplement for additional information about our capital structure.

                                     June 30, 2002
                                     --------------
                                       Plains All
                                        American                 Pro Forma
                                     Pipeline, L.P.  Pro Forma  As Adjusted
                                     -------------- ----------  -----------
    Cash and cash equivalents.......    $  5,792    $    5,792  $    5,792
                                        ========    ==========  ==========
    Long-term debt:
       Revolving credit facility....      91,591       379,834     253,746
       Canadian term loan(1)........      99,000        99,000      99,000
       Term B loan(1)...............     200,000       200,000     200,000
                                        --------    ----------  ----------
           Total long-term debt.....     390,591       678,834     552,746
                                        --------    ----------  ----------
    Partners' capital:
       Common unitholders...........     404,707       404,707     528,157
       Class B common unitholders...      19,376        19,376      19,376
       Subordinated unitholders.....     (40,107)      (40,107)    (40,107)
       General partner..............      13,960        13,960      16,598
                                        --------    ----------  ----------
                                         397,936       397,936     524,024
                                        --------    ----------  ----------
           Total capitalization.....    $788,527    $1,076,770  $1,076,770
                                        ========    ==========  ==========

--------
(1) Outstanding amounts include current maturities of long-term debt in the amounts of $7 million and $2 million for the Canadian term loan and the Term B loan, respectively.

                              TAX CONSIDERATIONS

    We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth quarter of 2004, then you will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 20% of the cash distributed to you with respect to the years 2002, 2003 and 2004. These estimates are based upon the assumption that our available cash for distribution will approximate the amount required to distribute cash to the holders of the common units in an amount equal to the current quarterly distribution of $0.5375 per unit and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the IRS could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. See "Tax Considerations" in the accompanying prospectus.

    The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, see "Tax Considerations" in the accompanying prospectus. You are urged to consult your own tax advisor about the federal, state and local tax consequences peculiar to your circumstances.

                                 UNDERWRITING

    We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table.

                                                Number of
                           Underwriters        Common Units
                           ------------        ------------
                     Goldman, Sachs & Co......  1,760,000
                     Lehman Brothers Inc......    935,000
                     Salomon Smith Barney Inc.    935,000
                     UBS Warburg LLC..........    935,000
                     A.G. Edwards & Sons, Inc.    467,500
                     Wachovia Securities, Inc.    467,500
                                                ---------
                        Total.................  5,500,000
                                                =========

    The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

    If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 825,000 common units from us to cover such sales. The underwriters may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

    The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 825,000 additional common units.

      Paid by Plains All American Pipeline, L.P. No Exercise Full Exercise
      ------------------------------------------ ----------- -------------
                   Per Common Unit.............. $     1.00   $     1.00
                   Total........................ $5,500,000   $6,325,000

    Common units sold by the underwriters to the public initially will be offered at the initial price to public set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.60 per common unit from the initial price to public. Any such securities dealers may resell any common units purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per common unit from the initial price to public. If all of the common units are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

    We, our general partner, the officers and directors of the limited liability company that controls our general partner, and Plains Holdings Inc. (on behalf of itself and Plains Holdings LLC) have agreed with the underwriters not to dispose of or hedge any common units or securities convertible into or exchangeable for common units for 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans, to issuance of common units in connection with acquisitions and capital improvements that increase cash flow from operations on a per unit basis, to the transfer of subordinated units or to certain sales of common units by the officers and directors of the limited liability company that controls our general partner to pay certain tax liabilities associated with the vesting of units.

    In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units from us. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. On the date of this prospectus, Goldman, Sachs & Co. purchased 8,400 common units on behalf of the underwriters at a price of $23.50 per common unit.

    We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    We, together with our subsidiary operating partnerships and their general partner, our general partner and the limited liability company that controls our general partner, have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
    Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Wachovia Bank, National Association, an affiliate of Wachovia Securities, Inc., is a lender under our bank credit facility. An affiliate of Wachovia Securities, Inc. also owns a 3.382% interest in our general partner as well as 328,668 subordinated units. Citicorp USA, Inc., an affiliate of Salomon Smith Barney Inc., is also a lender under our bank credit facility.

    Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

                                 LEGAL MATTERS

    Vinson & Elkins L.L.P. will issue opinions about the validity of the common units offered hereby and various other legal matters in connection with the offering on our behalf. Baker Botts L.L.P., the underwriters' counsel, will also issue opinions about various legal matters in connection with the offering on behalf of the underwriters.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Plains All American Pipeline, L.P. for the year ended December 31, 2001, the audited balance sheet of Plains AAP, L.P. as of December 31, 2001, included as Exhibit 99.1 to Plains All American Pipeline, L.P.'s Current Report on Form 8-K filed May 24, 2002 and the audited historical financial statements of Basin Pipeline System, Rancho Pipeline System and the Permian Basin Gathering System included in Plains All American Pipeline L.P.'s Current Report on Form 8-K filed August 9, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    The SEC allows us to "incorporate by reference" information we file with it. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

  .   Annual Report on Form 10-K for the year ended December 31, 2001;

  .   Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

  .   Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

  . Current Reports on Form 8-K filed on August 15, 2002, August 9, 2002, May 24, 2002, May 7, 2002, March 14, 2002, March 6, 2002 and March 1, 2002;
      and

  . the description of our common units contained in our Form 8-A/A filed November 3, 1998.

    You may request a copy of these filings at no cost by making written or telephone requests for copies to:

            Plains All American Pipeline, L.P.
            333 Clay Street, Suite 1600
            Houston, Texas 77002
            Attention: Tim Moore
            Telephone: (713) 646-4100

    You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

PROSPECTUS

                                 $700,000,000

                      Plains All American Pipeline, L.P.
                               PAA Finance Corp.

                               -----------------

                                 Common Units
                                Debt Securities

                               -----------------

   We may from time to time offer the following securities under this prospectus:

    . common units representing limited partner interests in Plains All American Pipeline, L.P.; and

    .  debt securities of Plains All American Pipeline, L.P.

   PAA Finance Corp. may act as co-issuer of the debt securities, and all other subsidiaries of Plains All American Pipeline, L.P., other than "minor" subsidiaries as such item is interpreted in securities regulations governing financial reporting for guarantors, may guarantee the debt securities.

   Our common units are traded on the New York Stock Exchange under the symbol "PAA."

                               -----------------

   Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we have referred you to in the "Where You Can Find More Information" section of this prospectus for information on us and for our financial statements.

   The selling unitholders may offer and sell from time to time up to 17,490,247 of our common units in connection with this prospectus. Unless otherwise provided in a prospectus supplement, we will not receive any proceeds from the sale of common units by the selling unitholders.

   Limited partnerships are inherently different from corporations. You should consider each of the factors described under "Risk Factors," which begin on page 2, in deciding whether or not to buy any of our securities.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

               The date of this prospectus is September 4, 2001.

                               TABLE OF CONTENTS

                  ABOUT THIS PROSPECTUS...................   i
                  WHERE YOU CAN FIND MORE INFORMATION.....  ii
                  FORWARD-LOOKING STATEMENTS.............. iii
                  WHO WE ARE..............................   1
                  RISK FACTORS............................   2
                  USE OF PROCEEDS.........................  10
                  RATIOS OF EARNINGS TO FIXED CHARGES.....  10
                  DESCRIPTION OF OUR DEBT SECURITIES......  11
                  DESCRIPTION OF OUR COMMON UNITS.........  19
                  CASH DISTRIBUTION POLICY................  20
                  DESCRIPTION OF OUR PARTNERSHIP AGREEMENT  22
                  TAX CONSIDERATIONS......................  26
                  SELLING UNITHOLDERS.....................  40
                  PLAN OF DISTRIBUTION....................  41
                  LEGAL MATTERS...........................  42
                  EXPERTS.................................  42

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may offer from time to time up to $700,000,000 of our securities and the selling securityholders may sell up to 17,490,247 common units. Each time we or the selling securityholders offer securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus and any attached prospectus supplements.

   In this registration statement, the terms "we," "our," "ours," and "us" refer to Plains All American Pipeline, L.P. and its subsidiaries, unless otherwise indicated or the context requires otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

   Plains All American Pipeline files annual, quarterly and special reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You can inspect and/or copy these reports and other information at offices maintained by the SEC, including:

   . the principal offices of the SEC located at Judiciary Plaza, 450 Fifth
     Street, N.W., Room 1024, Washington, D.C. 20549;

   . the SEC's website at http://www.sec.gov.

   In addition, please call the SEC at 1-800-732-0330 for further information on their public reference room.

   Further, our common units are listed on the New York Stock Exchange, and you can inspect similar information at the offices of the New York Stock Exchange, located at 20 Broad Street, New York, New York 10005.

   The SEC allows us to incorporate by reference information we file with it into this prospectus. This procedure means that we can disclose important information to you by referring you to documents on file or to be filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made by Plains All American Pipeline with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this shelf registration are completed:

   . Annual Report on Form 10-K for the year ended December 31, 2000 (except for the financial statements which are included in the Current Report on Form 8-K filed August 27, 2001 and listed below);

   . Quarterly Report on Form 10-Q for the quarters ended March 31, 2001 and
     June 30, 2001;

   . Current Reports on Form 8-K filed with the SEC on April 19, 2001, May 10,
     2001, May 25, 2001, June 11, 2001, June 27, 2001, July 2, 2001, July 10,
     2001 and August 27, 2001; and

   . the description of our common units contained in our Form 8-A/A dated
     November 3, 1998.

   You may request a copy of these filings at no cost by making written or telephone requests for copies to:

      Plains All American Pipeline, L.P.
      333 Clay Street, Suite 2900
      Houston, Texas 77002
      Attention: Tim Moore
      Telephone: (713) 646-4100

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

                          FORWARD-LOOKING STATEMENTS

   Some of the information included in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference contain forward-looking statements. These statements use forward-looking words such as "may," "will," "anticipate," "believe," "expect," "project" or other similar words. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other "forward-looking" information. These statements reflect Plains All American Pipeline's current views with respect to future events and are subject to various risks, uncertainties and assumptions including, but not limited, to the following:

   . availability of acquisition opportunities on terms that are favorable to us;

   . successful integration and future performance of recently acquired assets;

   . the success of our risk management activities;

   . our levels of indebtedness and our ability to receive credit on satisfactory terms;

   . the availability of adequate supplies of and demand for crude oil in the areas in which we operate;

   . successful third party drilling efforts and completion of announced oil-sands projects;

   . the impact of crude oil price fluctuations;

   . the effects of competition;

   . unanticipated shortages or cost increases of materials or labor;

   . weather interferences with business operations or project construction;

   . governmental regulatory policies that may adversely affect our business operations; and

   . environmental liabilities not covered by indemnity or insurance.

   A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  WHO WE ARE

   We are engaged in interstate and intrastate marketing, transportation and terminalling of crude oil. Our operations are concentrated in Texas, Oklahoma, California, Louisiana, Illinois, the Gulf of Mexico, and in the Canadian provinces of Alberta and Saskatchewan.

   Our business strategy is to capitalize on regional crude oil supply and demand imbalances that exist in the United States and Canada by combining the strategic location and unique capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow.

   We intend to execute our business strategy by:

  . increasing and optimizing throughput on our various pipeline and gathering assets and realizing cost efficiencies through operational improvements and potential strategic alliances;

  . utilizing and expanding our Cushing Terminal and our other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials;

  . pursuing strategic and accretive acquisitions of crude oil transportation assets, including pipelines, gathering systems, terminalling and storage facilities and other assets that complement our existing asset base and distribution capabilities; and

  . optimizing and expanding our Canadian operations in order to take advantage of anticipated increases in the volume and improvements in the quality of crude oil produced in, and exported from, Canada.

   We regularly evaluate potential acquisitions of assets and businesses that would complement our existing business. Because our general partner receives incentive distributions when our operations generate distributions that exceed the minimum quarterly distribution of $0.45 per common unit, our management has a strong incentive to maximize distributions through the successful growth of our business.

   Plains All American Pipeline, L.P. is a Delaware limited partnership. PAA Finance was incorporated under the laws of the State of Delaware in February 2001, is indirectly wholly owned by Plains All American Pipeline, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. Plains AAP, L.P., a Delaware limited partnership, serves as our general partner. Plains All American GP LLC is the general partner of Plains AAP, L.P. Our U.S. operations are conducted through, and our operating assets are owned by, Plains Marketing, L.P., a Delaware limited partnership, and All American Pipeline, L.P., a Texas limited partnership. Our Canadian operations are conducted through, and our Canadian operating assets are owned by, Plains Marketing Canada, L.P., a Canadian limited partnership.

   Our principal executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002, and our phone number is (713) 646-4100.

                                 RISK FACTORS

   You should carefully consider the following risk factors together with all of the other information included or incorporated by reference in this prospectus in evaluating an investment in Plains All American Pipeline. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

                        Risks Inherent in Our Business

   Potential future acquisitions and expansions, if any, may affect our business by substantially increasing the level of our indebtedness and contingent liabilities and increasing our risks of being unable to effectively integrate these new operations.

   From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

   Cash distributions are not guaranteed and may fluctuate with our performance and the establishment of financial reserves.

   Because distributions on the common units are dependent on the amount of cash we generate, distributions may fluctuate based on our performance. We cannot guarantee that we will be able to pay the minimum quarterly distributions of $0.45 per common unit in each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, some of which are beyond our control and the control of our general partner. Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

   Our profitability is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. Production from these offshore fields has experienced substantial production declines since 1995.

   A significant portion of our gross margin is derived from the Santa Ynez and Point Arguello fields located offshore California. For the six months ended June 30, 2001, gross revenues less fuel and power expenses attributable to the Santa Ynez field were $13.7 million, or 19.8%, of our gross margin, and gross revenues less fuel and power expenses attributable to the Point Arguello field were approximately $4.6 million, or 6.7% of our gross margin. Although we have entered into contracts with the producers of most of the production from these fields under which they have agreed to ship all of their production from these fields on the All American Pipeline through August 2007, they are not obligated to produce or ship any minimum volumes. Volumes received from the Santa Ynez and Point Arguello fields have declined from 86,000 and 61,000 average daily barrels, respectively, for the second quarter of 1995 to 52,000 and 16,000 average daily barrels, respectively, for the second quarter of 2001. We expect that there will continue to be natural production declines from each of these fields. In addition, any production disruption from these fields due to production problems, transportation problems or other reasons could have a material adverse effect on our business.

   In 1999, we suffered a large loss from unauthorized crude oil trading by a former employee. A loss of this kind could occur again in the future in spite of our efforts to prevent it.

   Generally, it is our policy that as we purchase crude oil, we establish a margin by selling crude oil for physical delivery to third-party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the NYMEX. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. We discovered in November 1999 that this policy was violated by one of our former employees, which resulted in losses of approximately $174.0 million, including estimated associated costs and legal expenses. In 2000, we recognized an additional $7.0 million charge for litigation related to the unauthorized trading losses. We have taken steps within our organization to enhance our processes and procedures to prevent future unauthorized trading. We cannot assure you, however, that these steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.

   We have substantial leverage that may limit our ability to borrow additional funds, make distributions to unitholders, comply with the terms of our indebtedness or capitalize on business opportunities.

   Our leverage is significant in relation to our partners' capital. As of August 8, 2001, our total outstanding long-term debt was approximately $439.8 million. Our credit facilities include:

  .   a bank credit facility consisting of:

      -- a $500 million revolving credit facility maturing April 30, 2005;

      -- a $100 million five-year term loan maturing May 5, 2006; and

      -- a U.S. dollar equivalent $30 million revolving credit facility maturing April 30, 2005; and

  . a $200 million senior secured letter of credit and inventory facility maturing April 30, 2004.

   Our debt may:

  . adversely affect our ability to finance future operations and capital needs;

  . limit our ability to pursue acquisitions and other business opportunities; and

  . make our results of operations more susceptible to adverse economic or operating conditions.

   Our payment of principal and interest on the debt will reduce the cash available for distribution on the units. We will be prohibited from making cash distributions during an event of default under any of our indebtedness. Various limitations in our indebtedness may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

   The success of our business strategy to increase and optimize throughput on our pipeline and gathering assets is dependent upon our securing additional supplies of crude oil.

   Our operating results are dependent upon securing additional supplies of crude oil from increased production by oil companies and aggressive lease gathering efforts. The ability of producers to increase production is dependent on the prevailing market price of oil, the exploration and production budgets of the major and independent oil companies, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives and other matters beyond our control. There can be no assurance that production of crude oil will rise to sufficient levels to cause an increase in the throughput on our pipeline and gathering assets.

   Our operations are dependent upon demand for crude oil by refiners in the Midwest and on the Gulf Coast. Any decrease in this demand could adversely affect our business.

   Demand also depends on the ability and willingness of shippers having access to our transportation assets to satisfy their demand by deliveries through those assets, and any decrease in this demand could adversely affect our business. Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand.

   We face intense competition in our terminalling and storage activities and gathering and marketing activities.

   Our competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control substantially greater supplies of crude oil.

   The profitability of our gathering and marketing activities depends primarily on the volumes of crude oil we purchase and gather.

   To maintain the volumes of crude oil we purchase, we must continue to contract for new supplies of crude oil to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers, such as delays in receipt of proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

   We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing activities.

   In those cases where we provide division order services for crude oil purchased at the wellhead, we may be responsible for distribution of proceeds to all parties. In other cases, we pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose us to operator credit risk. Therefore, we must determine that operators have sufficient financial resources to make such payments and distributions and to indemnify and defend us in case of a protest, action or complaint. Even if our credit review and analysis mechanisms work properly, there can be no assurance that we will not experience losses in dealings with other parties.

   Our operations are subject to federal, state and provincial environmental and safety laws and regulations relating to environmental protection and operational safety.

   Our pipeline, gathering, storage and terminalling facilities operations are subject to the risk of incurring substantial environmental and safety related costs and liabilities. These costs and liabilities could arise under increasingly strict environmental and safety laws in the U.S. and Canada, including regulations and enforcement policies, or claims for damages to property or persons resulting from our operations. If we were not able to recover such resulting costs through insurance or increased tariffs and revenues, cash distributions to unitholders could be adversely affected.

   The transportation and storage of crude oil results in a risk that crude oil and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability for natural resources damages to government agencies, personal injury or property damage to private parties and significant business interruption.

   Our Canadian pipeline assets are subject to federal and provincial regulation.

   The Partnership's Canadian pipeline assets are subject to regulation by the National Energy Board and by provincial agencies in Saskatchewan and Alberta. With respect to a pipeline over which it has jurisdiction, each of these agencies has the power to determine the rates we are allowed to charge for transportation on such pipeline. The extent to which regulatory agencies can override existing transportation contracts has not been fully decided.

   Our pipeline systems are dependent upon their interconnections with other crude oil pipelines to reach end markets.

   Reduced throughput on these interconnecting pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on our pipeline systems that would adversely affect our profitability.

   Changes in currency exchange rates and foreign currency restrictions and shortages could adversely affect our operating results.

   Because we conduct operations outside the U.S., we are exposed to currency fluctuations and exchange rate risks that may adversely affect our results of operations. In addition, legal restrictions or shortages in currencies outside the U.S. may prevent us from converting sufficient local currency to enable us to comply with our currency payment obligations not denominated in local currency or to meet our operating needs and debt service requirements.

Risks Inherent in an Investment in Plains All American Pipeline

   Cost reimbursements due to our general partner may be substantial and will reduce our cash available for distribution to you.

   Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates, including officers and directors of the general partner, for all expenses incurred on our behalf. The reimbursement of expenses and the payment of fees could adversely affect our ability to make distributions. The general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may provide us services for which we will be charged reasonable fees as determined by the general partner.

   You may not be able to remove our general partner even if you wish to do so.

   Our general partner manages and operates Plains All American Pipeline. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis. Because the owners of our general partner own more than one-third of our outstanding units, these owners have the practical ability to prevent the removal of our general partner.

   In addition, the following provisions of the partnership agreement may discourage a person or group from attempting to remove our general partner or otherwise change our management:

  . if the holders, including the general partner and its affiliates, of at least 662/3% of the units vote to remove the general partner without cause, all remaining subordinated units will automatically convert into common units and will share distributions with the existing common units pro rata, existing arrearages on the common units will be extinguished and the common units will no longer be entitled to arrearages if we fail to pay the minimum quarterly distribution in any quarter. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner.

  . any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter; and

  . the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

   These provisions may discourage a person or group from attempting to remove our general partner or otherwise change our management. As a result of these provisions, the price at which the common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

   We may issue additional common units without your approval, which would dilute your existing ownership interests.

   During the subordination period, our general partner may cause us to issue up to approximately ten million additional common units for any purpose without your approval. In addition, our general partner may cause us to issue an unlimited number of common units, without your approval, in the following circumstances:

  . the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis;

  .   the conversion of subordinated units into common units;

  . the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner; or

  .   issuances of common units under our long-term incentive plan.

   The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

  . your proportionate ownership interest in Plains All American Pipeline will decrease:

  .   the amount of cash available for distribution on each unit may decrease;

  . since a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

  . the relative voting strength of each previously outstanding unit may be diminished; and

  .   the market price of the common units may decline.

   After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. In addition, we may issue at any time an unlimited number of equity securities ranking junior to the common units without the approval of the unitholders.

   Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

   If at any time our general partner and its affiliates own 80% or more of the common units, the general partner will have the right, but not the obligation, which it may assign to any of its affiliates, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price generally equal to the then current market price of the common units. As a result, you may be required to sell your common units at a time when you may not desire to sell them or at a price that is less than the price you would like to receive. You may also incur a tax liability upon a sale of your common units.

   You may not have limited liability if a court finds that unitholder actions constitute control of our business.

   Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our general partner or to take other action under our partnership agreement constituted participation in the "control" of our business.

   Our general partner generally has unlimited liability for our obligations, such as our debts and environmental liabilities, except for those contractual obligations that are expressly made without recourse to our general partner.

   In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

   Conflicts of interest could arise among our general partner and the partnership or the unitholders.

   These conflicts may include the following:

  . we do not have any employees and we rely solely on employees of the general partner and its affiliates;

  . under the partnership agreement, we reimburse the general partner for the costs of managing and operating the partnership;

  . the amount of cash expenditures, borrowings and reserves in any quarter may affect available cash to pay quarterly distributions to unitholders;

  . the general partner tries to avoid being liable for partnership obligations. The general partner is permitted to protect its assets in this manner by the partnership agreement. Under the partnership agreement the general partner would not breach its fiduciary duty by avoiding liability for partnership obligations even if the partnership can obtain more favorable terms without limiting the general partner's liability;

  . under the partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to the partnership. The general partner may also enter into additional contracts with any of its affiliates on behalf of the partnership. Agreements or contracts between the partnership and the general partner (and its affiliates) are not the result of arms length negotiations; and

  . the general partner would not breach the partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to the partnership.

Risks Related to the Debt Securities

   We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

   We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the debt securities, or to repurchase the debt securities upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to refinance the debt securities.

   We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

   Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

  . to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs),

  . to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters, or

  .   to comply with applicable law or any of our loan or other agreements.

   Although our payment obligations to our unitholders are subordinate to our payment obligations to debtholders, the value of our units will decrease in direct correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

Tax Risks to Common Unitholders

   You should read "Tax Considerations" for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of common units.

   The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

   The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

   If we were classified as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units.

   Current law may change so as to cause us to be taxed as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be decreased to reflect that impact on us.

   A successful IRS contest of the federal income tax positions we take may adversely impact the market for common units.

   We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this registration statement or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel's conclusions or the positions we take. A court may not concur with our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by the unitholders and the general partner.

   You may be required to pay taxes even if you do not receive any cash distributions.

   You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

   Tax gain or loss on disposition of common units could be different than expected.

   If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

   If you are not an individual residing in the United States, you may have adverse tax consequences from owning common units.

   Investment in common units by tax-exempt entities, regulated investment companies or mutual funds and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund. Distributions to foreign persons will be reduced by withholding taxes at the highest effective U.S. federal income tax rate for individuals, and foreign persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

   We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

   We are registered with the IRS as a "tax shelter." Our tax shelter registration number is 99061000009. The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

   We treat a purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

   Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that do not conform with all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns. Please read "Tax Considerations--Uniformity of Units" in this prospectus for further discussion of the effect of the depreciation and amortization positions we have adopted.

   You will likely be subject to foreign, state and local taxes in jurisdictions where you do not live as a result of an investment in units.

   In addition to federal income taxes, you will likely be subject to other taxes, including foreign taxes, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property and in which you do not reside. We will own property or conduct business in Canada and in most states in the United States. You may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state and local income tax returns and pay state and local income taxes in many or all of the jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

                                USE OF PROCEEDS

   Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general corporate purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital. Unless otherwise provided in a prospectus supplement, we will not receive any proceeds from the sale of common units by the selling unitholders.

                      RATIOS OF EARNINGS TO FIXED CHARGES

                                               Predecessor            Plains All American Pipeline
                                         -----------------------   ------------------------------------
                                         Year Ended    January 1   November 23, Year Ended   Six Months
                                         December 31,      to        1998 to    December 31,   Ended
                                         ----------   November 22, December 31, -----------   June 30,
                                         1996   1997      1998         1998     1999  2000      2001
                                         ----   ----  ------------ ------------ ----  ----   ----------

Ratio of earnings to fixed charges(1)(2) 1.53x  1.74x     1.58x        2.19x     --   3.78x    2.13x

--------
(1) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.
(2) In 1999, available earnings failed to cover fixed charges by $101.8 million. Included in the earnings for 1999 was $166.4 million in unauthorized trading losses, a $16.5 million gain on the sale of linefill and restructuring expenses of $1.4 million. Income from continuing operations before extraordinary items used to calculate the ratio of earnings to fixed charges for the year ended December 31, 2000 includes gains on sales of assets of $48.2 million.

                      DESCRIPTION OF OUR DEBT SECURITIES

General

   The debt securities will be:

  .   our direct general obligations;

  .   either senior debt securities or subordinated debt securities; and

  . issued under separate indentures among us and First Union National Bank, as Trustee.

   Plains All American Pipeline may issue debt securities in one or more series, and PAA Finance may be a co-issuer of one or more series of debt securities. PAA Finance was incorporated under the laws of the State of Delaware in February 2001, is indirectly wholly owned by Plains All American Pipeline, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section "Description of the Debt Securities," the terms "we," "us," "our" and "issuers" refer jointly to Plains All American Pipeline and PAA Finance, and the terms "Plains All American Pipeline" and "PAA Finance" refer strictly to Plains All American Pipeline, L.P. and PAA Finance Corp., respectively.

   If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the latest registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

   A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  .   whether PAA Finance will be a co-issuer of the debt securities;

  .   the guarantors of the debt securities, if any;

  .   whether the debt securities are senior or subordinated debt securities;

  .   the title of the debt securities;

  .   the total principal amount of the debt securities;

  . the assets, if any, that are pledged as security for the payment of the debt securities;

  . whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

  .   the prices at which we will issue the debt securities;

  . the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

  . the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

  .   the dates on which the principal of the debt securities will be payable;

  . the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

  .   any conversion or exchange provisions;

  .   any optional redemption provisions;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  .   any changes to or additional events of default or covenants; and

  .   any other terms of the debt securities.

   We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

   If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Plains All American Pipeline specified in the prospectus supplement will unconditionally guarantee to each holder and the Trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by all subsidiaries other than "minor" subsidiaries as such term is interpreted in securities regulation governing financial reporting for guarantors. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

   The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Plains All American Pipeline.

Consolidation, Merger or Asset Sale

   Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer's responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the issuer's covenants in the indenture.

   However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer's assets, including:

  . the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia;

  . the remaining or acquiring entity must assume the issuer's obligations under the indenture; and

  . immediately after giving effect to the transaction, no Default or Event of Default (as defined under "--Events of Default and Remedies" below) may exist.

   The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

   Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

   We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

  . reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

  .   reduce the principal of or change the fixed maturity of any debt security;

  . reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

  . reduce the rate of or change the time for payment of interest on any debt security;

  . waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

  . except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

  . make any debt security payable in currency other than that stated in the debt securities;

  . in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

  . make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

  . waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities);

  . except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

  . make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

   We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

  .   to establish the form of terms of any series of debt securities;

  .   to cure any ambiguity, defect or inconsistency;

  . to provide for the assumption of an issuer's or guarantor's obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer's or guarantor's assets;

  . in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Plains All American Pipeline;

  .   to add or release guarantors pursuant to the terms of the indenture;

  . to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of debt securities;

  . to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee;

  .   to add any additional Events of Default; or

  .   to secure the debt securities and/or the guarantees.

Events of Default and Remedies

   "Event of Default," when used in an indenture, will mean any of the following with respect to the debt securities of any series:

  . failure to pay when due the principal of or any premium on any debt security of that series;

  . failure to pay, within 60 days of the due date, interest on any debt security of that series;

  . failure to pay when due any sinking fund payment with respect to any debt securities of that series;

  . failure on the part of the issuers to comply with the covenant described under "--Consolidation, Merger or Asset Sale";

  . failure to perform any other covenant in the indenture that continues for 30 days after written notice is given to the issuers;

  .   certain events of bankruptcy, insolvency or reorganization of an issuer;
      or

  . any other Event of Default provided under the terms of the debt securities of that series.

   An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

   If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

   Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series of debt securities.

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No Limit on Amount of Debt Securities

   The indenture will not limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. The indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

   We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

   Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

   None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer, the general partner of Plains All American Pipeline or any guarantor will have any liability for the obligations of the issuers or any guarantors under the indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however.

Payment and Transfer

   The Trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

   If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the Trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

   The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

   Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

   We will not be required:

  . to issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

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  .   to register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

   The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

  Subordinated Debt Securities Subordinated to Senior Indebtedness

   The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of Plains All American Pipeline. "Senior Indebtedness" will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

  Payment Blockages

   The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

  . we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

  . we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Plains All American Pipeline within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

  . any other default on any Senior Indebtedness of Plains All American Pipeline occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

  No Limitation on Amount of Senior Debt

   The subordinated indenture will not limit the amount of Senior Indebtedness that Plains All American Pipeline may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

   The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York ("DTC") This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

   Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

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   DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

   DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   We will wire all payments on the global debt securities to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

   It is DTC's current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

   Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

  . we determine not to require all of the debt securities of a series to be represented by a global debt security.

Satisfaction and Discharge; Defeasance

   Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

      (a) either:

          (1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

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

          (2) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

      (b) we have paid or caused to be paid all other sums payable by us under the indenture; and

      (c) we have delivered an officers' certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

   The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

The Trustee

   First Union National Bank will be the initial Trustee under each indenture. We maintain a banking relation in the ordinary course of business with First Union National Bank and some of its affiliates.

  Limitations on Trustee if it is a Creditor

   Each indenture will limit the right of the Trustee thereunder, in the event that it becomes a creditor of an issuer or guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

  Certificates and Opinions to be Furnished to Trustee

   Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee must be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

Governing Law

   Each indenture and all of the debt securities will be governed by the laws of the State of New York.

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                        DESCRIPTION OF OUR COMMON UNITS

   Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units and our general partner in and to cash distributions, together with a description of the circumstances under which subordinated units convert into common units, see "Cash Distribution Policy" in this prospectus.

   Our outstanding common units are listed on the NYSE under the symbol "PAA." Any additional common units we issue will also be listed on the NYSE.

   The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Meetings/Voting

   Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Status as Limited Partner or Assignee

   Except as described below under "--Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

   Each purchaser of common units offered by this prospectus must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

   An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

Limited Liability

   Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

   Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For

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the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.

Reports and Records

   As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 45 days after the close of each quarter (except the fourth quarter), our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

   Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner's ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

   A limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

  .   a current list of the name and last known address of each partner;

  .   a copy of our tax returns;

  . information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

  . copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

  .   information regarding the status of our business and financial condition;
      and

  .   any other information regarding our affairs as is just and reasonable.

   Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

                           CASH DISTRIBUTION POLICY

   One of our principal objectives is to generate cash from our operations and to distribute cash to our partners each quarter. We are required to distribute to our partners 100% of our available cash each quarter. Our available cash is defined in our partnership agreement and is generally the sum of the cash we receive in a quarter less cash disbursements, adjusted for net changes in reserves.

   During the subordination period the holders of our common units are entitled to receive each quarter a minimum quarterly distribution of $0.45 per unit ($1.80 annualized) prior to any distribution of available cash to holders of our subordinated units. The subordination period is defined generally as the period that will end on the first day of any quarter beginning after December 31, 2003 if (1) we have distributed at least the minimum quarterly distribution on all outstanding units with respect to each of the immediately preceding three consecutive, non-overlapping four-quarter periods and (2) our adjusted operating surplus, as defined in our partnership agreement, during such periods equals or exceeds the amount that would have been sufficient to enable us to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis and the related distribution on the 2% general partner interest during those periods. In addition, one-quarter of the subordinated units may convert to common units on a one-for-one basis after December 31, 2002 if we meet the tests set forth in our partnership agreement.

   During the subordination period, our cash is distributed first 98% to the holders of common units and 2% to our general partner until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution and any arrearages in the payment of the minimum quarterly distribution on the common units for any prior quarter. Any additional cash is distributed 98% to the holders of subordinated units and 2% to our general partner until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units and the subordinated units may be converted into common units.

   Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.45 per common unit, 25% of amounts we distribute in excess of $0.495 per common unit and 50% of amounts we distribute in excess of $0.675 per common unit.

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                   DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

   The following is a summary of the material provisions of our partnership agreement. Our amended and restated partnership agreement has been filed with the Securities and Exchange Commission, and is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

  . distributions of our available cash are described under "Cash Distribution Policy";

  . allocations of taxable income and other tax matters are described under "Tax Considerations"; and

  . rights of holders of common units are described under "Description of Our Common Units."

Purpose

   Our purpose under our partnership agreement is to serve as a partner of our operating partnerships and to engage in any business activities that may be engaged in by our operating partnerships or that is approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

Power of Attorney

   Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

   Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

   Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue an aggregate of more than approximately 10 million additional common units or an equivalent number of units that are equal in rank with our common units, in each case, without the approval of at least a majority of our outstanding common units (excluding common units owned by the general partner and its affiliates).

   During the subordination period, we may issue an unlimited number of common units to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in per unit adjusted operating surplus, as provided in our partnership agreement.

   In no event may we issue partnership interests during the subordination period that are senior to our common units without the approval of the holders of a majority of our outstanding common units (excluding common units owned by the general partner and its affiliates).

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

   It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

   In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

   Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

Amendments to Our Partnership Agreement

   Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

   Our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2008 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2008, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

   Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, and the holders of a majority of the subordinated units, voting as separate classes, agree to continue our business and to appoint a successor general partner.

   Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including those held by our general partner and its affiliates, and the holders of a majority of the subordinated units, voting as separate classes.

   While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest and incentive distribution rights to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units and subordinated units it owns.

Liquidation and Distribution of Proceeds

   Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

  . first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

  . then, to all partners in accordance with the positive balance in the respective capital accounts.

   Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Change of Management Provisions

   Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

  . if the holders, including the general partner and its affiliates, of at least 662/3% of the units vote to remove the general partner without cause, all remaining subordinated units will automatically convert into common units and will share distributions with the existing common units pro rata, existing arrearages on the common units will be extinguished and the common units will no longer be entitled to arrearages if we fail to pay the minimum quarterly distribution in any quarter. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner.

  . any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter; and

  . the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Limited Call Right

   If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and
(2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

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Indemnification

   Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Registration Rights

   Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

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                              TAX CONSIDERATIONS

   This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Vinson & Elkins L.L.P., special counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. If we offer and sell any debt securities pursuant to a prospectus supplement, we may include in the prospectus supplement a discussion of the material tax considerations that may be relevant to prospective holders of the debt securities.

   This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

   All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the factual representations made by us.

   No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of us, or an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

   For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

      (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales" in this prospectus);

      (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "--Disposition of Common Units--Allocations Between Transferors and Transferees" in this prospectus); and

      (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "--Tax Consequences of Unit Ownership--Section 754 Election" in this prospectus).

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the

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

partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

   No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnerships as partnerships for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of counsel that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we and the operating partnerships will be classified as a partnership for federal income tax purposes.

   In rendering its opinion, counsel has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which counsel has relied are:

      (a) neither we nor the operating partnerships will elect to be treated as a corporation;

      (b) for each taxable year, more than 90% of our gross income will be income from sources that our counsel has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

   Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

   If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units has been reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

   The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes.

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

Limited Partner Status

   Unitholders who have become limited partners of Plains All American Pipeline will be treated as partners of Plains All American Pipeline for federal income tax purposes. Also:

   . assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and

   . unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Plains All American Pipeline for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

   A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales" in this prospectus.

   Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Plains All American Pipeline for federal income tax purposes.

Tax Consequences of Unit Ownership

   Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

   Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "--Limitations on Deductibility of Losses" in this prospectus.

   A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our

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

"unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

   Basis of Common Units. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "--Disposition of Common Units-- Recognition of Gain or Loss" in this prospectus.

   Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations will no longer utilizable.

   In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

   A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

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

   Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

   . interest on indebtedness properly allocable to property held for investment;

   . our interest expense attributed to portfolio income; and

   . the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

   Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

   Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made on the common units in excess of distributions on the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

   Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of an offering. The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

   An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the

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

fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property referred to in this discussion as the "Book-Tax Disparity", will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

   Counsel is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election" and "-- Disposition of Common Units--Allocations Between Transferors and Transferees," in this prospectus, respectively, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

   Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

   . any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

   . any cash distributions received by the unitholder for those units would be fully taxable; and

   . all of these distributions would appear to be ordinary income.

   Counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to ensure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read "--Disposition of Common Units-- Recognition of Gain or Loss" in this prospectus.

   Alternative Minimum Tax. Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

   Tax Rates. In general the highest effective United States federal income tax rate for individuals for 2001 is 39.1% and the maximum United States federal income tax rate for net capital gains of an individual for 2001 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

   Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

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

   Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "--Tax Treatment of Operations-- Uniformity of Units" in this prospectus.

   Although counsel is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a
Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "--Uniformity of Units" in this prospectus.

   A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and a smaller share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

   The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

   Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "--Disposition of Common Units--Allocations Between Transferors and Transferees" in this prospectus.

   Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" in this prospectus.

   To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

   If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss" in this prospectus.

   The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

   Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and may incur interest and penalties with respect to those adjustments.

Disposition of Common Units

   Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

   Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

   Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income in the case of individuals, and may only be used to offset capital gains in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

   Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

   . a short sale;

   . an offsetting notional principal contract; or

   . a futures or forward contract with respect to the partnership interest or substantially identical property.

   Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

   Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

   The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

   A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

   Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

   Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

   Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c -1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "--Tax Consequences of Unit Ownership--Section 754 Election" in this prospectus.

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under
Section 743 even though that portion may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "--Tax Consequences of Unit Ownership --Section 754 Election" in this prospectus. To the extent that the
Section 743 (b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "--Disposition of Common Units--Recognition of Gain or Loss" in this prospectus.

Tax-Exempt Organizations and Other Investors

   Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax at the highest effective U.S. federal income tax rate for individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

   In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

   Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

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

Administrative Matters

   Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the general partner as our Tax Matters Partner.

   The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, if we elect to be treated as a large partnership, the unitholders would be required to treat all partnership items in a manner consistent with our return.

   Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

   . the name, address and taxpayer identification number of the beneficial owner and the nominee;

   . whether the beneficial owner is

      -- a person that is noPayments due by yeart a United States person,

      -- a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

      -- a tax-exempt entity;

   . the amount and description of units held, acquired or transferred for the beneficial owner; and

   . specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

   Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

   Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

   Our tax shelter registration number is 99061000009. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

   Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

   . for which there is, or was, "substantial authority," or

   . as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

   More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

   In addition to federal income taxes, you may be subject to other taxes, such as state and local and Canadian federal and provincial taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented herein, each prospective unitholder should consider their potential impact on his investment in us. We will own property or conduct business in Canada and in most states of the United States. A unitholder may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require us to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amount distributed by us. Please read "-Tax Consequences of Unit Ownership- Entity-Level Collections" in this prospectus. We may also own additional property or do business in other states in the future.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, including the Canadian provinces and Canada, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all Canadian, Canadian province, state and local, as well as federal tax returns that may be required of him. Counsel has not rendered an opinion on the Canadian federal, Canadian provincial, state or local tax consequences of an investment in us.

                              SELLING UNITHOLDERS

   In addition to covering our offering of securities, this prospectus covers the offering for resale of up to 17,490,247 common units by selling unitholders, including 9,557,049 common units that are issuable upon the conversion of subordinated units and 1,307,190 common units that are issuable upon conversion of Class B common units. The following table sets forth information relating to the selling unitholders' beneficial ownership of our common units and subordinated units that are convertible into common units:

                                                                                    Number of
                                                                  Number of Common Subordinated
Selling Unitholders                                                 Units Owned    Units Owned
-------------------                                               ---------------- ------------
Plains Holdings LLC..............................................    6,626,008      4,504,148
Plains Holdings Inc. (Class B Common)............................    1,307,190
Sable Holdings, L.P..............................................                   1,846,252
Kafu Holdings, L.P...............................................                   1,595,322
E-Holdings, L.P..................................................                     874,540
First Union Investors, Inc.......................................                     328,668
Mark E. Strome Ttee FBO Mark E. Strome Living Trust Dtd 1/15/1997                     207,298
Strome Hedgecap Fund, L.P........................................                     103,650
John T. Raymond..................................................                      97,171

   The applicable prospectus supplement will set forth, with respect to the selling unitholders:

   . the name of the selling unitholders;

   . the nature of the position, office or other material relationship which the selling unitholders will have had within the prior three years with us or any of our affiliates;

   . the number of common units owned by the selling unitholders prior to the offering;

   . the amount of common units to be offered for the selling unitholders' account; and

   . the amount and (if one percent or more) the percentage of common units to be owned by the selling unitholders after the completion of the offering.

   All expenses incurred with the registration of the common units owned by the selling unitholders will be borne by us.

                             PLAN OF DISTRIBUTION

   Under this prospectus, both we and the selling unitholders intend to offer our securities to the public:

   . through one or more broker-dealers;

   . through underwriters; or

   . directly to investors.

   We will fix a price or prices, and we may change the price of the securities offered from time to time:

   . at market prices prevailing at the time of any sale under this registration statement;

   . prices related to market prices; or

   . negotiated prices.

   We and the selling unitholders will pay or allow distributors' or sellers' commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

   . in or through one or more transitions (which may involve crosses and block transactions) or distributions;

   . on the New York Stock Exchange;

   . in the over-the-counter market; or

   . in private transactions.

   Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

   To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we and the selling unitholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

   In addition, the selling unitholders have advised us that they may sell common units in compliance with Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

   In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

   Vinson & Elkins L.L.P., will pass upon the validity of the securities offered in this registration statement. The selling unitholders' counsel and the underwriters' own legal counsel will advise them about other issues relating to any offering in which they participate.

                                    EXPERTS

   The consolidated financial statements of Plains All American Pipeline, L.P. for the year ended December 31, 2000 and 1999 and the period from inception (November 23, 1998) to December 31, 1998 and the combined financial statements for the period from January 1, 1998 to November 22, 1998 incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 27, 2001 and the audited balance sheet of Plains AAP, L.P. as of June 8, 2001, included as Exhibit 99.1, to Plains All American Pipeline, L.P.'s Current Report on Form 8-K dated August 27, 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                             Prospectus Supplement
                                                        Page
                                                        ----

                    Plains All American Pipeline, L.P..  S-1
                    Recent Developments................  S-4
                    The Offering.......................  S-6
                    Risk Factors.......................  S-7
                    Use of Proceeds....................  S-7
                    Price Range of Common Units and
                      Distributions....................  S-8
                    Capitalization.....................  S-9
                    Tax Considerations................. S-10
                    Underwriting....................... S-11
                    Legal Matters...................... S-13
                    Experts............................ S-13
                    Where You Can Find More Information S-14

                                Prospectus

                    About This Prospectus..............    i
                    Where You Can Find More Information   ii
                    Forward-Looking Statements.........  iii
                    Who We Are.........................    1
                    Risk Factors.......................    2
                    Use of Proceeds....................   10
                    Ratios of Earnings to Fixed Charges   10
                    Description of Our Debt Securities.   11
                    Description of Our Common Units....   19
                    Cash Distribution Policy...........   20
                    Description of Our Partnership
                      Agreement........................   22
                    Tax Considerations.................   26
                    Selling Unitholders................   40
                    Plan of Distribution...............   41
                    Legal Matters......................   42
                    Experts............................   42

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                            5,500,000 Common Units

                      Plains All American Pipeline, L.P.

                         Representing Limited Partner
                                   Interests

                                ---------------

                        [LOGO] PLAINS ALL AMERICAN PIPE

                                ---------------

                             Goldman, Sachs & Co.

                                Lehman Brothers

                             Salomon Smith Barney

                                  UBS Warburg

                           A.G. Edwards & Sons, Inc.

                              Wachovia Securities

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